UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 000-29948

STARFIELD RESOURCES INC.

(Translation of registrant’s name into English)

Suite 2210, 130 Adelaide Street West

Toronto, Ontario, M5H 3P5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starfield Resources Inc.
(Registrant)

Date: June 14, 2012	By:	/s/ André J. Douchane
André J. Douchane
President and Chief Executive Officer

EXHIBIT LIST

99.1	AMENDED MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED FEBRUARY 29, 2012
99.2	ANNUAL FINANCIAL STATEMENTS FOR THE PERIOD ENDED FEBRUARY 29, 2012 INCORPORATED BY REFERENCE. FILED ON A FORM 6-K DATED JUNE 14, 2012
99.3	ANNUAL INFORMATION FORM FOR THE PERIOD ENDED FEBRUARY 29, 2012 INCORPORATED BY REFERENCE. FILED ON A FORM 6-K DATED JUNE 14, 2012